CUSIP No. 381119106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Greg Link, Director

Sentient Executive GP III, Limited, General Partner

Of Sentient GP III, LP, General Partner of Sentient Global Resources Fund III, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

March 24, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,591,187
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,591,187
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,591,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SRGF III PARALLEL I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 158,572
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 158,572
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,572
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.75%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP III, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,749,759
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,749,759
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,759
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.

Identity and Background

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SRGF III, Parallel I, LP (“Parallel I”), and (iii) Sentient Executive GP III, Limited (“ Sentient Executive”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive is the general partner of the general partner of Fund III and Parallel I and makes the investment decisions for those entities. Fund III and Parallel I will own their investments in the Issuer so that Fund III purchases 90.9375% and Parallel I purchases 9.0625% of the total number of shares purchased.

Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, LP which is a Cayman Islands limited partnership (“GP III”). The sole general partner of GP III is Sentient Executive which is a Cayman Islands exempted company.  The principal business of Fund III and Parallel I is making investments in public and private companies engaged in mining and other natural resources activities.  The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate.

The principal offices of Fund III, Parallel I, GP III and Sentient Executive is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund III and Parallel I to purchase shares of common stock of Golden Minerals are funds held by them for investment.

Item 4.

Purpose of Transaction is amended to read as follows:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

 Common Stock Purchase Agreement. On December 29, 2009, Fund III and Parallel I as Buyers and the Issuer as Seller entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) (Exhibit A, filed herewith). Pursuant to the Purchase Agreement, on January 7, 2010, Fund III purchased 768,144 shares

CUSIP No. 381119106

and Parallel purchased 76,550 shares for a total of 844,694 shares of common stock of the Issuer, all at a purchase price of Cdn$7.06 per share . The Purchase Agreement granted Fund III and Parallel I a limited option to purchase additional shares of the Issuer’s common stock to maintain its percentage ownership of the Issuer through the closing of the Issuers initial public offering. On March 24, 2010, the Issuer closed its public offering. Pursuant to the rights they had under the Purchase Agreement Fund III and Parallel I made the following purchases of the Issuer’s common stock:

	% Allocation between Fund III and Parallel I	Number of Shares Purchased March 24, 2010	Number of Shares owned prior to March 24, 2010	Price (in US $) of shares purchased March 24, 2010	Total ownership as a % of outstanding shares (including shares subject to forfeiture)
Fund III	90.9375%	823,043	768,144	$6,995,865.50	17.60%
Parallel I	9.0625%	82,022	76,550	$ 697,187.00	1.754%
	100.0000%	905,065	844,694	$7,693,052.50	19.354%

The percentage of outstanding shares is based upon the Issuer having 9,040,608 shares issued and outstanding as reported in the Issuer’s 424(b)(1) prospectus filed on March 18, 2010.

The purchase price of these shares was US$8.50 per share.

In addition to these purchases, if the underwriter exercises its over-allotment option for up to 600,000 additional shares of the Issuer, Fund III will have the right to purchase up to 135,211 additional shares and Parallel I will have the right to purchase 13,475 additional shares (for a total additional purchase of 148,686 shares) in order to maintain their current percentage ownership ..  If all these shares are acquired, Fund III will own 1,726,398 shares (17.64%) and Parallel I will own 172,047 shares (1.76%) for a total of 1,898,445 (19.39%). These percentages are calculated based on the numbers set forth in the Issuer’s final prospectus filed pursuant to 424(b)(1) on March 18, 2010.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None. Under the Purchase Agreement, Fund III and Parallel I have a limited right to name a person to be nominated to serve as a director of the Issuer at the first meeting of the shareholders of the Issuer that occurs after March, 2011 as long as Fund III and Parallel I continue to own no less than 17% of the outstanding shares of common stock of the Issuer. Fund III and Parallel I have not determined if they intend to exercise such right, should it exist at that time.

CUSIP No. 381119106

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer is amended to read as follows:

See Item 4.a. above.

Fund III owns 1,591,187 shares of the Issuer’s common stock.

Parallel I owns 158,572 shares of the Issuer’s common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Standstill.  Under the Purchase Agreement, Fund III and Parallel I agreed to a ‘Standstill’ whereby during the two year period starting January 7, 2010, they would not acquire beneficial ownership of more than 22.5% of the Issuer (in the aggregate) without the prior consent of the Board of Directors of the Issuer.

Regulation S Restrictions. All shares purchased pursuant to the Purchase Agreement are being acquired pursuant to an exemption from registration in the United States described in Regulation S and the certificates representing such shares will bear appropriate restrictive legends.

Registration Rights Agreement.  In connection with the Purchase Agreement, Fund III and Parallel I entered into a Registration Rights Agreement whereby the Issuer agreed to register all shares owned by Fund III and Parallel I for sale in the United States. This agreement is Exhibit C to the Purchase Agreement (Exhibit A, filed herewith).

Lock-Up Agreement.  Pursuant to a Lock-up Agreement (Exhibit B, filed herewith), Fund III and Parallel I have agreed not to sell or transfer any shares of the Issuer for a period of 180 days (which date may be extended under limited circumstances) after the date of the final prospectus used by the Issuer in connection with its IPO.

Item 7.

Material to be Filed as Exhibits

CUSIP No. 381119106

(A)

Filing Agreement dated March 25, 2010 by and among Sentient Global Resources Fund III, LP, SRGF III Parallel I, LP, and Sentient Executive GP III, Limited, General Partner. (Filed herewith).

CUSIP No. 381119106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P.

     By: Sentient GP III, LP, General Partner

            By: Sentient Executive GP III, Limited,

                                     General Partner

By:   _/s/ Greg Link_________

Greg Link, Director

Date: March 25, 2010

SRGF III Parallel I, L.P. By: Sentient GP III, LP, General Partner By: Sentient Executive GP III, Limited, General Partner By: __/s/ Greg Link ________________ Greg Link, Director Date: March 25, 2010
Sentient Executive GP III, Limited By: _/s/ Greg Link _____________ Greg Link, Director (Title) Date: March 25, 2010

CUSIP No. 381119106

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited are as follows. Sentient Executive GP III, Limited has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 24, Australia Square Tower 264 Georg Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Susanne Sesselmann	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany